SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

 (Amendment No. )1

DECISIONPOINT SYSTEMS, INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

24345Q106
(CUSIP Number)

copy to:

Thom Waye Sigma Capital Advisors, LLC 800 Third Avenue Suite 1701 New York, New York 10022	Kevin W. Waite, Esq. Moomjian, Waite & Coleman, LLP 100 Jericho Quadrangle Suite 225 Jericho, New York 11753

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
______________________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1

CUSIP No. 24345Q106	13D	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Opportunity Fund II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER 1,776,667 (1) (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 1,776,667 (1) (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,776,667 (1) (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2% (See Item 4)

14.	TYPE OF REPORTING PERSON *
OO - Limited Liability Company
(1)  Includes an aggregate of 1,286,667 shares underlying Series C Cumulative Convertible Preferred Stock (the “Series C Preferred”).

CUSIP No. 24345Q106	13D	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER 1,816,667 (1) (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 1,816,667 (1) (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,816,667 (1) (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.6% (See Item 4)

14.	TYPE OF REPORTING PERSON *
OO - Limited Liability Company
(1)  Includes an aggregate of 1,286,667 shares underlying Series C Preferred.

CUSIP No. 24345Q106	13D	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *		(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER 1,816,667 (1) (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 1,816,667 (1) (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,816,667 (1) (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.6% (See Item 4)

14.	TYPE OF REPORTING PERSON *
OO- Limited Liability Company
(1)  Includes an aggregate of 1,286,667 shares underlying Series C Preferred.

CUSIP No. 24345Q106	13D	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thom Waye

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *		(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF	7.	SOLE VOTING POWER 1,816,667 (1) (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 1,816,667 (1) (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,816,667 (1) (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.6% (See Item 4)

14.	TYPE OF REPORTING PERSON *
IN
(1)  Includes an aggregate of 1,286,667 shares underlying Series C Preferred.

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of DecisionPoint Systems, Inc., a Delaware corporation (the “Company”).  The principal executive office of the Company is located at 19655 Descartes, Foothill Ranch, California, 92610-2609.

Item 2.   Identity and Background.

(a) This statement is being jointly filed by Sigma Opportunity Fund II, LLC (“Sigma Fund”), Sigma Capital Advisors, LLC (“Sigma Advisors”) and Sigma Capital Partners, LLC (“Sigma Partners”), each a Delaware limited liability company, and Thom Waye.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(i)	Sigma Opportunity Fund II, LLC, a private investment fund;
(ii)	Sigma Capital Advisors, LLC, which serves as the managing member of Sigma Opportunity Fund II, LLC;
(iii)	Sigma Capital Partners, LLC, which is the sole member of Sigma Capital Advisors, LLC;
(iv)	Thom Waye, who is the sole member of Sigma Capital Partners, LLC and who has the power to vote and dispose of the Company’s shares owned by the Reporting Persons.

(b) The principal business address of each Reporting Person is 800 Third Avenue, Suite 1701, New York, New York 10022.

(c) The principal business of Sigma Fund is investing in securities.  The principal business of Sigma Advisors is to serve as managing member of Sigma Fund.  The principal business of Sigma Partners is to act as a holding entity for the membership interests of Sigma Advisors.  The principal occupation of Mr. Waye is to serve as manager of Sigma Advisors.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The State of Incorporation or Citizenship of each Reporting Person is as follows:

(i)          Sigma Opportunity Fund II, LLC—Delaware;
(ii)         Sigma Capital Advisors, LLC—Delaware;
(iii)        Sigma Capital Partners, LLC—Delaware;
(iv)        Thom Waye—United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

On May 18, 2011, Sigma Fund entered into a Note Purchase Agreement with the Company’s predecessor (“Old DecisionPoint”), pursuant to which Sigma purchased a Senior Subordinated Secured Note (the “Note”) in the aggregate principal amount of $4,000,000 issued by Old DecisionPoint.  The funds required for the purchase of the Note were obtained from the investment funds of the Sigma Fund.

On June 30, 2011 (the “Closing Date”), the Company and Sigma Fund entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which Sigma Fund surrendered the Note in exchange for 1,250,000 shares of series C cumulative convertible preferred stock, par value $.001 per share (the “Series C Preferred”), of the Company with a stated value of $3.20 per share.  In addition, the Company issued 475,000 shares of Common Stock to Sigma Fund for no additional consideration.

In lieu of paying $117,333.33 of interest accrued on the Note as of the Closing Date, the Company issued 36,667 shares of Series C Preferred to Sigma Fund.  The Company also issued, for no additional consideration, 15,000 shares of Common Stock to each of Sigma Fund and Sigma Advisors.

Pursuant to an Advisory Services Agreement between the Company and Sigma Advisors, the Company issued 25,000 shares of Common Stock to Sigma Advisors in lieu of paying an $80,000 advisory fee due to Sigma Advisors under such agreement.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 4.   Purpose of Transaction.

The Reporting Persons invested in the Preferred Stock and Common Stock of the Company based on the Reporting Persons’ belief that such an investment represented an attractive investment opportunity.  The Reporting Persons may purchase additional securities, if the Reporting Persons’ deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Note Purchase Agreement and Exchange Agreement

The information set forth under Item 3 above is incorporated by reference in response to this Item 4.

The Exchange Agreement contains representations and warranties of the parties customarily found in agreements relating to transactions of this type.  Pursuant to the Exchange Agreement, so long as Sigma Fund beneficially owns a minimum of 100,000 shares of Common Stock (including shares underlying the Series C Preferred), the Board of Directors of the Company (the “Board”) shall be comprised of eight (8) directors, one (1) of which shall be nominated by Sigma Fund and a majority of which shall be independent and mutually agreed between the Company and Sigma Fund, provided, however, such agreement will not be unreasonably withheld.  As of the Closing Date, Maydan Rothblum, managing director of Sigma, was elected to serve as a director of the Company.

Pursuant to the Exchange Agreement, if at any time, pursuant to that certain Arrangement Agreement, dated October 20, 2010, as amended, among the Company, Old DecisionPoint and a wholly-owned subsidiary of the Company (the “Arrangement Agreement”), the Company is required to issue additional shares of Common Stock (the “Additional Shares Issuance”) to its shareholders, the Company shall issue to Sigma Fund and its affiliate such number of shares of Common Stock as is necessary for Sigma Fund and its affiliate to maintain the same beneficial ownership percentage, on a fully diluted basis, after the Additional Shares Issuance as they had before the Additional Shares Issuance.

Pursuant to the Exchange Agreement, if, as of August 15, 2011, the Company shall recognize an impairment loss, as reflected in the Purchase Price Statement prepared and delivered in accordance with Section 3.14 of the Arrangement Agreement, of (A) up to $1.5 million, then, if on or before August 31, 2012, the Company has not collected an aggregate of $1.5 million (the “Threshold Amount”) from Empressario, Inc. and/or N. Harris Computer Corporation (collectively, the “Company Debtors”), the Company shall issue 500,000 shares of Common Stock (subject to adjustment for any reorganizations, stock splits, stock dividends, stock issuances of securities in excess of the fully diluted number of securities outstanding as of the Closing Date or other similar transactions occurring after the Closing Date) to Sigma Fund within three (3) business days thereafter, or (B) between $1.5 million and $2.5 million, then for every $15,000 of the Threshold Amount not collected by the Company on or before August 31, 2012 from the Company Debtors, the Company shall issue 10,000 shares of Common Stock (up to a maximum of 500,000 shares) (subject to adjustment for any reorganizations, stock splits, stock dividends, stock issuances of securities in excess of the fully diluted number of securities outstanding as of the Closing Date or other similar transactions occurring after the Closing Date) to Sigma Fund within three (3) business days thereafter, or (C) between $2.5 million and $3 million, then for every $15,000 of the Threshold Amount not collected by the Company on or before August 31, 2012 from the Company Debtors, the Company shall issue 5,000 shares of Common Stock (up to a maximum of 500,000 shares) (subject to adjustment for any reorganizations, stock splits, stock dividends, stock issuances of securities in excess of the fully diluted number of securities outstanding as of the Closing Date or other similar transactions occurring after the Closing Date) to Sigma Fund within three (3) business days thereafter.

Also in connection with the Exchange Agreement, the Company entered into an Investor Rights Agreement pursuant to which Sigma Fund may at any time after a date that is eighteen (18) months following the Closing Date, and until the Registrable Securities (as defined in the Investor Rights Agreement) may be sold pursuant to Rule 144 without volume limitation, require the Company to file a registration statement, which registration statement must be declared effective by the Effectiveness Deadline (as defined in the Investor Rights Agreement) or the Company must pay liquidated damages.  The Investor Rights Agreement also provides for piggy back registration rights.

In connection with the execution of the Exchange Agreement, the Company filed with the State of Delaware a Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof (“Certificate of Designation”) of Series C Preferred.  The initial conversion rate of the Series C Preferred is $3.20.

The Series C Preferred also contains anti-dilution provisions, including but not limited to, if the Company issues shares of its Common Stock at less than the existing conversion price, the conversion price of the Series C Preferred will automatically be reduced to such lower price.

The foregoing summary is qualified in its entirety by reference to the terms of the Exchange Agreement, the Certificate of Designation and the Investor Rights Agreement which are included as Exhibits 4.1, 10.1 and 10.2 to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of the Company’s Common Stock owned by each Reporting Person is as follows:

(i)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Fund: 1,776,667
Percentage:  20.2%
(ii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Advisors: 1,816,667
Percentage:  20.6%
(iii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Sigma Partners: 1,816,667
Percentage:  20.6%
(iv)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Thom Waye: 1,816,667
Percentage:  20.6%

(b)  The number of shares of Common Stock over which each Reporting Person has the power to vote and the power to dispose is as follows:

(i)            1. Sole power to vote or to direct vote: 1,776,667

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 1,776,667

4. Shared power to dispose or to direct the disposition -0-

(ii)           1. Sole power to vote or to direct vote: 1,816,667

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 1,816,667

4. Shared power to dispose or to direct the disposition -0-

(iii)          1. Sole power to vote or to direct vote: 1,816,667

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 1,816,667

4. Shared power to dispose or to direct the disposition -0-

(iv)          1. Sole power to vote or to direct vote: 1,816,667

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 1,816,667

4. Shared power to dispose or to direct the disposition -0-

(c)  Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Persons.

(d)  No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities   of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

4.1
Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series C Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company’s  Current Report on Form 8-K (Date of Report: June 30, 2011) (the “June 30, 2011 Form 8-K”)).

10.1	Exchange Agreement, dated June 30, 2011, between DecisionPoint Systems, Inc. and Sigma Opportunity Fund II, LLC (incorporated by reference to Exhibit 99.1 of the June 30, 2011 Form 8-K).

10.2	Investor Rights Agreement, dated June 30, 2011, between DecisionPoint Systems, Inc. and Sigma Opportunity Fund II, LLC (incorporated by reference to Exhibit 99.2 of the June 30, 2011 Form 8-K).

99.1	Joint Filing Agreement, dated July 19, 2011, by and among Sigma Opportunity Fund II, LLC, Sigma Capital Advisors, LLC, Sigma Capital Partners, LLC, and Thom Waye.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2011

SIGMA OPPORTUNITY FUND II, LLC
By:	SIGMA CAPITAL ADVISORS, LLC

By:	/s/ Thom Waye
Thom Waye, Manager

SIGMA CAPITAL ADVISORS, LLC

By:	/s/ Thom Waye
Thom Waye, Manager

SIGMA CAPITAL PARTNERS, LLC

By:	/s/ Thom Waye
Thom Waye, Sole Member

/s/ Thom Waye
Thom Waye

EXHIBIT 99.1

JOINT FILING AGREEMENT

           JOINT FILING AGREEMENT (this “ Agreement”), dated as of July 19, 2011, among Sigma Opportunity Fund II, LLC, Sigma Capital Advisors, LLC and Sigma Capital Partners, LLC , each a Delaware limited liability company, and Thom Waye (collectively, the “Joint Filers”).

WITNESSETH

           WHEREAS, as of the date hereof, each of the Joint Filers is filing a Schedule 13D under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to securities of DecisionPoint Systems, Inc. (the “Schedule 13D”);

WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13D;

WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1.           The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1) under the Exchange Act.

2.           Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii)  under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3.           Each of the Joint Filers hereby agrees that this Agreement shall be filed as an Exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

SIGMA OPPORTUNITY FUND II, LLC
By:	SIGMA CAPITAL ADVISORS, LLC

By:	/s/ Thom Waye
Thom Waye, Manager

SIGMA CAPITAL ADVISORS, LLC

By:	/s/ Thom Waye
Thom Waye, Manager

SIGMA CAPITAL PARTNERS, LLC

By:	/s/ Thom Waye
Thom Waye, Sole Member

/s/ Thom Waye
Thom Waye